UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 19, 2010
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on August 19, 2010, entitled "Changes in Statoil’s corporate structure and Corporate Executive Committee”.

Changes in Statoil’s corporate structure and Corporate Executive Committee

Statoil ASA will change its organisational structure as a response to future business opportunities and challenges, and to support a continued strong development of the company.

The new organisation will reflect the ongoing globalisation of Statoil, leverage the position on the Norwegian Continental Shelf and simplify internal interfaces to support safe and efficient operations. The changes are planned to take effect from 1 January 2011.

During recent years Statoil has reinforced its leading position on the Norwegian Continental Shelf (NCS). A new offshore operating model was implemented last year, and important steps have been taken to further improve HSE and to industrialise and standardise operations in order to maximise resource utilisation on the NCS. Statoil has in the same period grown its global footprint substantially. Today more than 25 percent of the daily production comes from Statoil’s international portfolio. Statoil has also taken important steps to grow its portfolio within renewable energy.

"A broader and more global business portfolio is an important driver for the changes we make. The new corporate structure reinforces the execution of our global growth strategy and increases our efficiency through a simplified organisational structure. In parallel we adapt to a different future on a more mature NCS still providing rich opportunities for Statoil," says President and Chief Executive Officer Helge Lund.

"With a more diversified top management and important leadership positions established outside Norway we also accelerate development of a stronger internal leadership pipeline. That’s important for the long term development of Statoil," Lund adds.

It is three years since the merger between Statoil and Hydro’s oil and gas activities. This enabled Statoil to realise close to NOK 10 billion in merger synergies and cost savings. The announced changes in the corporate structure are growth and development driven, and will not result in redundancies.

"In this three year period we have made good progress, and we have a solid foundation for a continued strong development of Statoil. Our strategy remains firm. We will take out the full potential of the Norwegian Continental Shelf, build international growth platforms and gradually strengthen our position within renewable energy. We have a competent organisation and motivated people. With a strong resource base and a balanced portfolio we are ready to take on new challenges," says Helge Lund.

Statoil’s new corporate organisational structure and Corporate Executive Committee (CEC) will besides president and Chief Executive Officer (CEO) Helge Lund, be as follows:

  Development and Production Norway, EVP Øystein Michelsen, located in Stavanger
  Development and Production International, EVP Peter Mellbye, located in Oslo
  Development and Production North America, EVP Bill Maloney, located in Houston
  Marketing, Processing and Renewable Energy, EVP Eldar Sætre, located in Stavanger
  Technology, Projects and Drilling, EVP Margareth Øvrum, located in Stavanger
  Exploration, EVP Tim Dodson, located in Oslo
  Global Strategy and Business Development, EVP John Knight, located in London
  Chief Financial Officer, EVP Torgrim Reitan, located in Stavanger
  Chief of Staff, EVP Tove Stuhr Sjøblom, located in Stavanger

Rune Bjørnson, Jon Arnt Jacobsen, Gunnar Myrebøe and Helga Nes will from January 2011 leave their positions in the CEC. It is a wish and ambition both for the company and themselves that they continue in new roles in Statoil.

"The new team balances renewal with continuity, increases diversity and creates new opportunities for the next generation of leaders. At the same time I look forward to working with the colleagues leaving the CEC in new positions in Statoil," says Helge Lund.

Over the past few years Statoil has made significant investments in North America. Establishing Development and Production North America as a separate business area reflects the importance of the region, it moves top leadership closer to the operations and is a natural step to secure the investments and contribute to further growth.  Together with Development and Production Norway and Development and Production International it covers our upstream activities.

The current business areas Manufacturing & Marketing, Natural Gas and the New Energy unit of the existing Technology and New Energy (TNE), will merge into a new business area for Marketing, Processing and Renewable Energy. This creates synergies in the operation of onshore plants and in the market related activities.

The new business area Technology, Projects and Drilling will combine the existing Technology unit of TNE with the Projects and Procurement business area, and the Drilling and Well unit in the existing Exploration and Production Norway (EPN). Joining these forces simplifies work processes and reduces the numbers of internal interfaces significantly.

Finally Exploration and Global Strategy and Business Development will constitute two new business areas driving core processes across the company. This underpins Statoil’s growth ambition, and will contribute in the continued pursuit of value creation through both organic and inorganic moves in the further development of the company.

The current organisational structure and Corporate Executive Committee will remain in charge of operations and business development until the planned implementation 1 January 2011. In the months ahead, a project team under the leadership of the coming Chief of Staff Tove Stuhr Sjøblom will drive the process of detailing out the new organisation in close cooperation with employee representatives.

Facts: new appointees to the CEC, planned to take effect 1 January 2011:

Exploration
Tim Dodson is a UK citizen, and has 25 years of experience from Statoil. He comes from the position as Senior Vice President (SVP) for Global Exploration in Statoil’s current business area for international operations. From 2004 – 2008 he held the position as SVP for Exploration in the Exploration and Production Norway business area. Between 2002 and 2004 Dodson was VP Technology Arena, Exploration. Before this he served as HR manager and advisor at Statfjord, and as VP Exploration Southern North Sea. Dodson holds a BSc in Geology and Geography from the University of Keele.

Global Strategy and Business Development
John Knight is a UK citizen, and joined Statoil in 2002 and comes from the position as Senior Vice President (SVP) for Business Development and Strategy and Global Unconventional Gas in the current business area for international operations in Statoil (INT). From 2004 – 2009 Knight was SVP for Business Development in the current business area INT. When he started in Statoil in 2002, Knight was SVP for International Production and Development.  Prior to this Knight held various positions in energy investment banking including  at Chase Manhattan Bank, Union Bank of Switzerland and Salomon Brothers from 1987 to 2002. He trained and practised as a lawyer from 1977 to 1987 in private practice and at Shell International Petroleum in London from 1980 to 1987. John Knight holds undergraduate and post graduate degrees in law from Cambridge University and the Inns of Court School of Law in London.

Development and Production North America
Bill Maloney is a US citizen, and has a background as Senior Vice President (SVP) for Global Exploration in Statoil’s current business area for international operations. Before joining Statoil in 2002, Maloney was VP for Exploration and New Ventures in Texaco since 1995. Before this he held various positions in Shell. Bill Maloney holds an MSc in Geology from Syracuse University.

Chief financial officer (CFO)
Torgrim Reitan is a Norwegian citizen, and has fifteen years experience from Statoil and comes from the position as Senior Vice President (SVP) in charge of Trading and Operations in the current business area Natural Gas, located in London. From 2004 – 2007 Reitan held the position as SVP CFO Performance Management and Analysis. Prior to this he was department manager for Corporate Planning and Analysis, and held various roles in the CFO organisation. Torgrim Reitan holds a Master of Science degree from the Norwegian School of Economics and Business Administration - NHH.

Chief Staff Officer (CSO)
Tove Stuhr Sjøblom is a dual Norwegian/Canadian citizen. She has worked in Statoil since the merger, and before this for 16 years in Hydro. She comes from the position as Senior Vice President (SVP) for Exploration in the current Exploration and Production Norway (EPN) business area. Before this she held the position as VP Exploration, Strategy and Environment in EPN. Prior to the merger between Statoil ASA and Hydro oil and gas, Stuhr Sjøblom was Asset Manager at Hydro’s Ormen Lange from 2004 – 2006. Between 2000 and 2004 she was Exploration Manager for Hydro in the North Sea and before this in Canada. Previously Stuhr Sjøblom held various positions as geologist and project manager for exploration. Tove Stuhr Sjøblom holds a MSc from the Norwegian University for Technology and Natural Sciences (NTNU).

For biographies on current CEC-members and those continuing after the changes take effect see: statoil.com

New organisational structure and CEC from January 1 2011:

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: August 19, 2010	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer